SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Navistar International Corporation
(Name of Issuer)

Common Stock, Par Value $0.10
(Title of Class of Securities)

63934E108
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
    2,050,099

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
    2,050,099

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,050,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.99%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
    2,050,099

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
    2,050,099

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,050,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.99%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
    2,050,099

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
    2,050,099

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,050,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.99%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
      3,308,441

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
      3,308,441

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,308,441

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.82%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
      1,292,700

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
      1,292,700

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,292,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.88%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
      570,342

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
      570,342

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      570,342

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.83%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
       5,171,483

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
       5,171,483

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,171,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.54%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
       3,028,918

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
       3,028,918

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,028,918

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.42%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
       3,028,918

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
       3,028,918

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,028,918

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.42%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
      8,200,401

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
      8,200,401

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,200,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.96%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
      8,200,401

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
      8,200,401

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,200,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.96%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
      8,200,401

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
      8,200,401

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,200,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.96%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
      8,200,401

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
      8,200,401

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,200,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.96%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  63934E108

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
      8,200,401

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
      8,200,401

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,200,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.96%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  63934E108

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
       10,250,500

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
       10,250,500

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,250,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.94%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment Number 7 to the Schedule 13D relating to the Common Stock, par value $0.10 (the “Shares”), issued by Navistar International Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 13, 2011 (the “Initial 13D”), as amended by the Amendment Number 1 to Schedule 13D, filed with the SEC, on November 2, 2011, by the Amendment Number 2 to the Schedule 13D, filed with the SEC, on November 15, 2011, by the Amendment Number 3 to the Schedule 13D, by the Amendment Number 4 to the Schedule 13D, filed with the SEC, on June 8, 2012, and by the Amendment Number 5 to the Schedule 13D, filed with the SEC, on July 11, 2012, each on behalf of the Reporting Persons  and by Amendment Number 6 to the Schedule 13D, filed with the SEC, on July 24, 2012(as defined in the Initial 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing the first two sentences thereof with the following:

The Reporting Persons  hold,  in  the  aggregate,     10,250,500  Shares. The aggregate  purchase  price  of  the  Shares  purchased  by the Reporting Persons collectively  was  approximately  $330.9 million  (including  commissions  and premiums).

Item 4.                      Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On September 9, 2012, Carl Icahn issued the attached press release (the “September 9 Press Release”), which is filed herewith as Exhibit 1.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate,       10,250,500   Shares , representing approximately 14.94% of the Issuer's outstanding Shares (based upon the 68,588,952 Shares stated to be outstanding as of August 31, 2012 by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended July 31, 2012).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to     2,050,099    Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to  3,308,441 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to    1,292,700  Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to  570,342   Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to  3,028,918 Shares.  Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on September 7, 2012.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River LP	07/11/2012	74,182.00	23.00
High River LP	07/11/2012	100,000.00	22.82
High River LP	07/12/2012	29,816.00	22.96
High River LP	07/16/2012	15,539.00	23.01
High River LP	07/17/2012	2,128.00	23.01
High River LP	07/23/2012	1,940.00	23.01
High River LP	07/24/2012	135,734.00	22.88
High River LP	07/25/2012	21,421.00	22.99
High River LP	07/26/2012	35,759.00	22.94
Icahn Partners LP	07/11/2012	104,020.00	23.00
Icahn Partners LP	07/11/2012	152,734.00	22.82
Icahn Partners LP	07/12/2012	44,052.00	22.96
Icahn Partners LP	07/16/2012	22,958.00	23.01
Icahn Partners LP	07/17/2012	3,143.00	23.01
Icahn Partners LP	07/23/2012	2,868.00	23.01
Icahn Partners LP	07/24/2012	200,540.00	22.88
Icahn Partners LP	07/25/2012	31,649.00	22.99
Icahn Partners LP	07/26/2012	52,831.00	22.94
Icahn Partners Master Fund LP	07/11/2012	192,709.00	23.00
Icahn Partners Master Fund LP	07/11/2012	166,830.00	22.82
Icahn Partners Master Fund LP	07/12/2012	48,117.00	22.96
Icahn Partners Master Fund LP	07/16/2012	25,076.00	23.01
Icahn Partners Master Fund LP	07/17/2012	3,434.00	23.01
Icahn Partners Master Fund LP	07/23/2012	3,131.00	23.01
Icahn Partners Master Fund LP	07/24/2012	219,047.00	22.88
Icahn Partners Master Fund LP	07/25/2012	34,570.00	22.99
Icahn Partners Master Fund LP	07/26/2012	57,707.00	22.94
Icahn Partners Master Fund II L.P.	07/11/2012	56,143.00	22.82
Icahn Partners Master Fund II L.P.	07/12/2012	18,800.00	22.96
Icahn Partners Master Fund II L.P.	07/16/2012	9,798.00	23.01
Icahn Partners Master Fund II L.P.	07/17/2012	1,343.00	23.01
Icahn Partners Master Fund II L.P.	07/23/2012	1,222.00	23.01
Icahn Partners Master Fund II L.P.	07/24/2012	85,588.00	22.88
Icahn Partners Master Fund II L.P.	07/25/2012	13,507.00	22.99
Icahn Partners Master Fund II L.P.	07/26/2012	22,549.00	22.94
Icahn Partners Master Fund III L.P.	07/11/2012	24,293.00	22.82
Icahn Partners Master Fund III L.P.	07/12/2012	8,295.00	22.96
Icahn Partners Master Fund III L.P.	07/16/2012	4,323.00	23.01
Icahn Partners Master Fund III L.P.	07/17/2012	592.00	23.01
Icahn Partners Master Fund III L.P.	07/23/2012	539.00	23.01
Icahn Partners Master Fund III L.P.	07/24/2012	37,762.00	22.88
Icahn Partners Master Fund III L.P.	07/25/2012	5,959.00	22.99
Icahn Partners Master Fund III L.P.	07/26/2012	9,949.00	22.94


Item 7.                      Material to be Filed as Exhibits

Exhibit 1	September 9 Press Release

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2012

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ Sung Hwan Cho
Name: Sung Hwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D –
Navistar International Corporation Amendment No. 7]